

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Gary Jacob, Ph.D.
Chief Executive Officer
OKYO Pharma Ltd
Martello Court
Admiral Park, St. Peter Port
Guernsey GY1 3HB

> **Re: OKYO Pharma Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted November 17, 2022**
> **CIK No. 0001849296**

Dear Gary Jacob:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Fessler, Esq.